Exhibit 99

Boise Land & Timber Holdings Corp.
Consolidated Statements of Income

(unaudited)

	Three Months Ended June 30
	2006	2005
	(thousands)
Sales
Fiber
Trade	$—	$—
Related parties	—	—
	—	—
Costs and expenses
Materials, labor, and other operating expenses	—	—
Depreciation, amortization, and depletion	—	—
General and administrative expenses	141	16
Other (income) expense, net	1	—
	142	16

Gain on sale of timberland assets	—	1,659

Income (loss) from operations	(142)	1,643

Equity in net income of affiliate	13	—
Related-party interest income	3,505	5,192
	3,518	5,192

Income before income taxes	3,376	6,835
Income tax (provision) benefit	(1,348)	1,476
Net income	$2,028	$8,311

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.
Consolidated Statements of Income

(unaudited)

	Six Months Ended June 30
	2006	2005
	(thousands)
Sales
Fiber
Trade	$—	$5
Related parties	—	17,609
	—	17,614
Costs and expenses
Materials, labor, and other operating expenses	—	2,303
Depreciation, amortization, and depletion	—	10,854
General and administrative expenses	143	2,346
Other (income) expense, net	33	(174)
	176	15,329

Gain on sale of timberland assets	—	6,553

Income (loss) from operations	(176)	8,838

Equity in net income of affiliate	33	—
Interest expense	—	(11,519)
Related-party interest income	8,922	8,315
	8,955	(3,204)

Income before income taxes	8,779	5,634
Income tax (provision) benefit	(3,544)	1,476
Net income	$5,235	$7,110

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.
Consolidated Balance Sheets

(unaudited)

	June 30, 2006	December 31, 2005
	(thousands, except for share data)
ASSETS

Current
Deferred income taxes	$722	$1,638
	722	1,638

Investments in affiliates	341	308
Note receivable from related party, net	278,637	270,854
Total assets	$279,700	$272,800

LIABILITIES AND CAPITAL

Current
Taxes payable	$1,540	$—
	1,540	—

Redeemable common stock	7,930	7,781

Commitments and contingent liabilities

Capital
Common stock – par value $.01; 66,000 and 65,317 shares authorized and 59,635 and 59,635 shares outstanding	1	1
Additional paid-in capital	267,733	267,733
Accumulated income (loss)	2,496	(2,715)
Total capital	270,230	265,019

Total liabilities and capital	$279,700	$272,800

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.
Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30
	2006	2005
	(thousands)
Cash provided by (used for) operations
Net income	$5,235	$7,110
Items in net income not using (providing) cash
Equity in net income of affiliates	(33)	—
Depreciation, depletion, and amortization of deferred financing costs and other costs	—	15,852
Related-party interest income	(8,922)	(8,315)
Deferred income taxes	916	(1,476)
Gain on sale of timberland assets	—	(6,553)
Decrease (increase) in working capital, net of acquisitions
Receivables	—	4
Inventories	—	(118)
Accounts payable and accrued liabilities	—	(3,728)
Current and deferred income taxes	1,540	—
Other	—	(170)
Cash provided by (used for) operations	(1,264)	2,606

Cash provided by (used for) investment
Expenditures for property and equipment	—	(25)
Expenditures for timber and timberlands	—	(540)
Sale of timberland assets, net	—	1,632,005
Note receivable from related party, net	1,139	(251,312)
Cash provided by investment	1,139	1,380,128

Cash provided by (used for) financing
Payments of long-term debt	—	(1,225,000)
Note payable to related party, net	—	(157,509)
Other	125	(226)
Cash provided by (used for) financing	125	(1,382,735)

Increase (decrease) in cash and cash equivalents	—	(1)

Balance at beginning of the period	—	1

Balance at end of the period	$—	$—

See accompanying notes to unaudited quarterly consolidated financial statements.

Boise Land & Timber Holdings Corp.
Consolidated Statements of Capital

(unaudited)

		Additional Paid-In Capital
		Series A		Series B		Accumulated
	Common	Common Stock		Common Stock		Income	Total
	Stock	Shares	Amount	Shares	Amount	(Loss)	Capital
	(thousands)

Balance at December 31, 2004	$1	7	$30,040	53	$237,693	$(20,251)	$247,483

Net income	—	—	—	—	—	17,536	17,536
Paid-in-kind dividend	—	—	2,458	—	(2,458)	—	—

Balance at December 31, 2005	1	7	32,498	53	235,235	(2,715)	265,019

Net income	—	—	—	—	—	5,235	5,235
Paid-in-kind dividend	—	—	1,289	—	(1,289)	—	—
Adjust redeemable common stock to redemption value	—	—	—	—	—	(24)	(24)

Balance at June 30, 2006	$1	7	$33,787	53	$233,946	$2,496	$270,230

See accompanying notes to unaudited quarterly consolidated financial statements.

Notes to Unaudited Quarterly Consolidated Financial Statements

Discontinued Operations

In February 2005, we sold all of our timberlands located across the Pacific Northwest, Louisiana, Alabama, and Minnesota to Forest Capital Partners, LLC (Forest Capital) for $1.65 billion in cash (Timberlands Sale). For the six months ended June 30, 2005, we recorded a $6.6 million gain, net of $18.0 million of transaction costs related to the sale, in our Consolidated Statement of Income. Proceeds from the sale were used to eliminate all of our debt, including a related-party loan from Boise Cascade, L.L.C. (Boise LLC), the wholly owned operating subsidiary of Boise Cascade Holdings, L.L.C. (Boise Holdings), and to make a related-party loan to Boise LLC. At June 30, 2006, our assets consisted of $0.7 million of deferred income tax benefits, a $0.3 million investment in unconsolidated affiliates, and a related-party receivable of $278.6 million from Boise LLC. The amount of the receivable will fluctuate with related-party activity.

1.                                      Basis of Presentation

As used in these consolidated financial statements, the terms “Timber Holdings” and “we” include Boise Land & Timber Holdings Corp. and its consolidated subsidiaries.

We have prepared the quarterly consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Some information and footnote disclosures, which would normally be included in financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to those rules and regulations. These quarterly consolidated financial statements and notes should be read together with the consolidated financial statements and notes filed with the SEC as Exhibit 99 of the Boise Cascade Holdings, L.L.C., 2005 Annual Report on Form 10-K.

The quarterly consolidated financial statements have not been audited by an independent registered public accounting firm, but in the opinion of management, we have included all adjustments necessary to present fairly the results for the periods. Net income for the three and six months ended June 30, 2006 and 2005, involved estimates and accruals. Actual results may vary from those estimates. Except as may be disclosed within these Notes to Unaudited Quarterly Consolidated Financial Statements, the adjustments made were of a normal, recurring nature. Quarterly results are not necessarily indicative of results that may be expected for the year.

Reclassifications

Certain amounts in prior-period financial statements have been reclassified to conform to the current-period presentation. These reclassifications did not affect net income (loss).

2.        Purchase of OfficeMax’s Timberland Assets

On October 29, 2004, we acquired OfficeMax’s timberland assets for $1,650.0 million, excluding fees and expenses (the Acquisition). We paid for the Acquisition with $15.0 million of cash and made contributions of $1,635.0 million to affiliates, who in turn issued $1,635.0 million of timber installment notes to OfficeMax and an affiliate of OfficeMax. The $1,635.0 million of installment notes issued to OfficeMax were nonrecourse with respect to Forest Products Holdings, L.L.C. (Parent), a newly formed holding company controlled by Madison Dearborn Partners, LLC, and its consolidated subsidiaries and mature on January 29, 2020. In addition, we incurred $14.8 million of deferred financing costs and assumed $3.3 million of liabilities, net of assets acquired, for a net purchase price of $1,661.6 million.

On the Acquisition date, Parent and an affiliate of OfficeMax made an aggregate cash equity investment of $276.1 million in us. The equity investment consisted of $197.6 million invested by Parent in exchange for 44,000 shares of Series B common stock and $78.5 million invested by an affiliate of OfficeMax in exchange for 7,000 and 11,000 shares of Series A common stock and Series B common stock, respectively.

3.        Transactions With Related Parties

During the six months ended June 30, 2006 and 2005, we participated in Boise LLC’s centralized cash management system. Cash receipts attributable to our operations were collected by Boise LLC, and cash disbursements were funded by Boise LLC. For the six months ended June 30, 2006 and 2005, the net effect of these transactions has been reflected in our Consolidated Statements of Cash Flows as “Note receivable from related party, net” and “Note payable to related party, net.” The following table includes the components of these related-party transactions:

	Six Months Ended June 30
	2006	2005
	(thousands)

Cash collections	$—	$(17,792)
Payment of accounts payable	176	15,016
Purchase of management equity units	176	61
Income taxes	1,088	—
Capital expenditures	—	565
Net cash from sale of timberlands	—	(1,632,005)
Payments of long-term debt	—	1,225,000
Note payable to related party, net	—	157,509
Other	(301)	334
Note receivable from related party, net	$1,139	$(251,312)

During the six months ended June 30, 2006 and 2005, we used services and administrative staff of Boise LLC. These included, but were not limited to, finance, accounting, legal, information technology, and human resource functions. The costs allocated to us were specifically identifiable as services used by us. These costs are included in “General and administrative expenses” in the Consolidated Statements of Income (Loss). All cash advances necessary to fund the lease and/or purchase of timberlands and other expenditures, to the extent not provided through internally generated funds, were provided by Boise LLC. These amounts have been reflected in our Consolidated Statements of Cash Flows as “Note receivable from related party, net” and “Note payable to related party, net.”

Prior to the Timberlands Sale, we were a major supplier of fiber to Boise LLC. During the six months ended June 30, 2005, sales of fiber to Boise LLC are reported as fiber sales to related parties in the Consolidated Statement of Income and were based on prices that approximated market prices.

For the six months ended June 30, 2005, essentially all of our sales were to Boise LLC. This represents a concentration in the volume of business transacted and the revenue generated from transactions with Boise LLC.

Concurrent with the Timberlands Sale, we made a related-party loan of $264.8 million to Boise LLC. The principal amount of this loan is subject to adjustment based on transactions between us and Boise LLC. The balance at June 30, 2006, and December 31, 2005, was $278.6 million and $270.9 million and was recorded in “Note receivable from related party, net.” Included in “Note receivable from related party, net” was $27.8 million of accrued interest income at June 30, 2006. Effective April 1, 2006, we amended and restated our related-party loan to Boise LLC. The amended and restated note bears interest of 5% per annum, compounded monthly, and matures on March 31, 2009. The principal amount of the amended and restated note was reset to $276.1 million, which is subject to adjustment based on transactions between us and Boise LLC.

For the six months ended June 30, 2005, Boise Land & Timber Corp., a wholly owned direct subsidiary of Timber Holdings, leased employees from Boise LLC. During this period, most of the leased employees participated in Boise LLC’s defined benefit plans, and most of the employees were eligible for participation in Boise LLC’s defined contribution plans. We have included the costs associated with employees who participated in the plans in the Consolidated Statement of Income. These costs were not material in any of the periods presented.

4.        Income Taxes

For federal income tax purposes, the acquisition of Boise Timberlands was treated as an asset purchase, and we had a tax basis in the acquired assets equal to the purchase price. As a result, we depleted assets with a higher tax basis after the date of the Acquisition. During the six months ended June 30, 2006, we reduced $0.9 million of our deferred tax assets, which relate primarily to a federal net operating loss carryforward. At June 30, 2006, we had $1.5 million of current taxes payable. During the six months ended June 30, 2005, we recognized a $1.5 million income tax benefit. During the six months ended June 30, 2006, we paid $1.1 million for taxes and no payments for the same period in 2005.

During the six months ended June 30, 2006 and 2005, our effective tax rate was 40.4% and 26.2%. In all periods presented, all of our pretax income was from domestic sources.

5.        Leases

As a result of the Timberlands Sale, we are no longer a party to any lease obligations and have no contingent liability for any leases that were sold to Forest Capital by our subsidiaries. During all of the periods presented, we did not have any capital leases. Rental expenses for operating leases, primarily timberland leases, amounted to zero and $0.3 million for the three and six months ended June 30, 2005.

6.        Debt

In October 2004, we entered into a six-year, $1,225.0 million Tranche C term loan. Borrowings under the term loan bore interest at floating rates. We paid approximately $14.8 million of fees and expenses associated with obtaining the term loan. The fees were amortized over three months, the period the debt was outstanding before being paid in full with the proceeds from the Timberlands Sale in February 2005. Accordingly, at June 30, 2006, and at December 31, 2005, we had no deferred financing costs recorded on our Consolidated Balance Sheets.

In October 2004, we also obtained a $160.4 million 6% related-party loan from Boise LLC that was due to mature in October 2015. Proceeds from the Timberlands Sale were used to repay this related-party loan in February 2005.

For the six months ended June 30, 2006, we made no cash payments for interest, net of interest capitalized, compared with $5.6 million for the same period in 2005.

For the six months ended June 30, 2005, our average interest rate was 4.8%.

7.        Financial Instruments

In all periods presented, except for the related-party note described above, we had no financial instruments, including items such as receivables, payables, and debt.

8.                                      Redeemable Common Stock

In April 2006, two key managers of Boise Holdings purchased, pursuant to the terms of a Management Equity Agreement (Equity Plan), a total of 0.3 million 2006 Series B equity units in Forest Products Holdings, L.L.C. (FPH) at $2.00 per unit. Those who purchased FPH’s Series B equity units also received a grant of 5.3 million of FPH’s 2006 Series C equity units (profits interests). The 2006 Series C equity units represent the right to participate in profits after the holders of the FPH Series B and 2004 Series C equity units receive a specified threshold return as defined in the Equity Plan. In addition, in April 2006, FPH issued 2.6 million 2006 Series C equity units of FPH to two other key managers and four of Boise Holdings nonaffiliated directors for no consideration. Although management’s investment is in FPH, because of the capital structure of Boise Holdings and Timber Holdings, 55% of management’s investment (along with 55% of FPH’s and OfficeMax’s investments) is included on Boise Holdings’ Consolidated Balance Sheets, and 45% of the investment is included on our Consolidated Balance Sheets.

9.        Commitments and Guarantees

Commitments

As a result of the Timberlands Sale, we have no commitments, including no commitments for leases or debt.

Guarantees

For information on our guarantees, see Note 10, Commitments and Guarantees, of the Notes to Consolidated Financial Statements in Exhibit 99 of the Boise Cascade Holdings, L.L.C., 2005 Annual Report on Form 10-K.

10.      Legal Proceedings and Contingencies

We are not aware of any litigation or administrative proceedings involving Timber Holdings.